Exhibit 99.1

PRESS RELEASE

Formula Systems Announces Agreement for Acquisition of Sapiens International Corporation N.V. by Advent

Transaction Values Sapiens at $2.5 Billion; Sapiens Shareholders to Receive $43.50 per Share in Cash

Or Yehuda, Israel, August 13, 2025 – Formula Systems (1985) Ltd. (NASDAQ and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in the provision of software consulting services, computer-based business solutions, and proprietary software products, today announced that its subsidiary, Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) (“Sapiens”), a global leader in intelligent SaaS-based software solutions for the insurance industry, has entered into a definitive agreement (the “Agreement”) to be acquired by Advent, a leading global private equity investor.

Pursuant to the terms of the Agreement, Advent will acquire the majority of the common shares of Sapiens currently held by Formula, which will continue to retain a meaningful minority ownership position in Sapiens, as well as all remaining outstanding common shares of Sapiens for $43.50 per common share in cash. The transaction represents an equity value of approximately $2.5 billion and provides Sapiens’ shareholders with a premium of approximately 64% to Sapiens’ undisturbed closing share price of $26.52 on August 8, 2025, and approximately 51% to both the 30-day and 60-day volume-weighted average prices as of August 8, 2025. Upon completion of the transaction, Sapiens’ common shares will be delisted from Nasdaq and the Tel Aviv Stock Exchange, and Sapiens will operate as a privately held business

Formula is excited to partner with Advent to accelerate the transition to AI and SaaS, delivering the next generation of insurance solutions for Sapiens’ customers. This partnership builds on Formula’s and Sapiens’ longstanding commitment to innovation while bringing in Advent’s global expertise and resources. Sapiens’ customers can be assured that the trusted relationships, service quality, and industry leadership they have relied upon will remain strengthened by a shared vision for driving the future of insurance technology.

The transaction marks a significant milestone in Sapiens’ journey, reinforces the success of its strategy, its commitment to delivering exceptional value to its customers, and the strength of its global team. Following a deliberate process, Sapiens’ Board of Directors approved this transaction, which delivers an excellent outcome for Sapiens’ shareholders, providing them with a substantial cash value at an attractive premium.

Guy Bernstein, Chief Executive Officer of Formula, said “This agreement marks the beginning of an exciting new chapter for Sapiens. In partnership with Advent, we will continue to deliver innovative, AI-driven, and SaaS-enabled solutions to support insurers across their digital transformation journeys in both the Life, Pension & Annuities and Property & Casualty markets. This partnership reaffirms our commitment to product innovation, service excellence, and long-term customer success”.

Transaction Details

Under the terms of the Agreement, which has been unanimously approved by Sapiens’ Board of Directors, Sapiens shareholders will receive $43.50 per common share in cash, representing a premium of approximately 64% over Sapiens’ undisturbed closing share price of $26.52 on August 8, 2025, the last full trading day prior to this announcement, and a premium of approximately 51% to both the 30-day and 60-day volume-weighted average price as of August 8, 2025.

The transaction is expected to close in Q4 2025 or Q1 2026, subject to the satisfaction of customary closing conditions, including approval by Sapiens’ shareholders and receipt of regulatory approvals.

Sapiens’ Board of Directors, acting upon the recommendation of a special committee of the Board of Directors, has unanimously approved the Agreement and the transaction and resolved to recommend approval of the Agreement and the transaction by Sapiens’ shareholders.

The foregoing description of the Agreement and the transactions contemplated thereby is subject to, and is qualified in its entirety by reference to, the full terms of the Agreement, which Sapiens will be filing on Form 6-K.

Subject to conditions precedent, Formula estimates an expected capital gain of approximately $775 million before costs in its consolidated financial statements for the fiscal year ended December 31, 2025.

Advisors

William Blair & Company, L.L.C. is acting as financial advisor to Sapiens, and Latham & Watkins LLP and Meitar Law Offices are acting as legal counsel to Sapiens.

Gornitzky GNY Law Office is acting as legal counsel to Formula.

Citi is acting as financial advisor to Advent, and Kirkland & Ellis LLP and Herzog Fox Neeman are acting as legal counsel to Advent.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389305

ir@formula.co.il

About Sapiens

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Sapiens’ SaaS-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with its customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit sapiens or follow us on LinkedIn.

About Advent

Advent is a leading global private equity investor committed to working in partnership with management teams, entrepreneurs, and founders to help transform businesses. With 16 offices across five continents, Advent oversees more than USD $94 billion in assets under management(*) and has made over 430 investments across 44 countries.

Since its founding in 1984, Advent has developed specialist market expertise across its five core sectors: business & financial services, consumer, healthcare, industrial, and technology. This approach is bolstered by Advent’s deep sub-sector knowledge, which informs every aspect of its investment strategy, from sourcing opportunities to working in partnership with management to execute value creation plans. Advent brings hands-on operational expertise to enhance and accelerate businesses.

As one of the largest privately-owned partnerships, Advent’s 660+ colleagues leverage the full ecosystem of Advent’s global resources, including its Portfolio Support Group, insights provided by industry expert Operating Partners and Operations Advisors, as well as bespoke tools to support and guide its portfolio companies as they seek to achieve their strategic goals.

To learn more, visit Advent’s website or connect on LinkedIn.

(*) Assets under management (AUM) as of March 31, 2025. AUM includes assets attributable to Advent advisory clients as well as employee and third-party co-investment vehicles.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes certain disclosures which contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those statements related to the merger, including financial estimates and statements as to the expected timing, completion and effects of the transactions contemplated by the Agreement, including the proposed merger. You can identify forward-looking statements because they contain words such as “expect,” “believe,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “forecast,” “outlook” and variations of these terms or the negative of these terms and similar expressions. Forward-looking statements, including statements regarding the merger, are based on Formula’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this press release, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between Sapiens and Advent: (i) the completion of the merger on the anticipated terms and timing, including obtaining required shareholder and regulatory approvals, and the satisfaction of other conditions to the completion of the merger; (ii) potential litigation relating to the merger that could be instituted against Sapiens and Formula or their directors, managers or officers, including the effects of any outcomes related thereto; (iii) the risk that disruptions from the merger (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Sapiens’ business, including current plans and operations, including during the pendency of the merger (iv) legislative, regulatory and economic developments; (v) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Sapiens’ financial performance; (vi) certain restrictions during the pendency of the merger that may impact Sapiens’ ability to pursue certain business opportunities or strategic transactions; (vii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, outbreaks of war or hostilities, as well as management’s response to any of the aforementioned factors; (viii) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger, including in circumstances requiring Sapiens to pay a termination fee; (x) those risks and uncertainties set forth under the headings “Special Note Regarding Forward Looking Statements” and “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by the Company with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xi) those risks that will be described in the proxy statement that will be filed with the SEC and available from the sources indicated below.

These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement that will be filed by Sapiens with the SEC in connection with the merger. There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. The forward-looking statements relate only to events as of the date on which the statements are made. The Company does not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this communication that could cause actual results to differ. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect the Company.

Important Additional Information and Where to Find It

This communication is being made in connection with the merger. In connection with the merger, Sapiens plans to file a proxy statement and certain other documents regarding the merger with the SEC. In addition, since the merger proposal constitutes a “going private transaction” subject to the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, a Schedule 13E-3 will be filed by Sapiens as required with the SEC. Shareholders may obtain such documents free of charge when they are furnished to the SEC and become available at the Web site maintained by the SEC (http://www.sec.gov).

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